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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CELADON GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.033 per share
(Title of Class of Securities)

150838100
(CUSIP Number)

January 8, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	150838100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Newland Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,361,696

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,361,696

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,361,696

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	150838100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Newland Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,361,696

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,361,696

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,361,696

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No	60649T107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Newland Offshore Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,161,527

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,161,527

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,161,527

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No	150838100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ken Brodkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,361,696

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,361,696

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,361,696

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No	150838100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Vermut

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,361,696

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,361,696

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,361,696

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No		150838100

Item 1.	(a).	Name of Issuer:

		CELADON GROUP, INC.

(b).	Address of issuer's principal executive offices:

9503 East 33rd Street One Celadon Drive Indianapolis, Indiana 46235-4207

Item 2.	(a).	Name of person filing:
Newland Capital Management, LLC Newland Master Fund, Ltd. Newland Offshore Fund, Ltd. Ken Brodkowitz
Michael Vermut

(b).	Address of principal business office, or if none, residence:

Newland Capital Management, LLC
350 Madison Avenue
11th Floor
New York, New York 10017

Newland Master Fund, Ltd.
c/o Newland Capital Management, LLC
350 Madison Avenue
11th Floor
New York, New York 10017

Newland Offshore Fund, Ltd.
c/o Newland Capital Management, LLC
350 Madison Avenue
11th Floor
New York, New York 10017

Ken Brodkowitz
c/o Newland Capital Management, LLC
350 Madison Avenue
11th Floor
New York, New York 10017

Michael Vermut
c/o Newland Capital Management, LLC
350 Madison Avenue
11th Floor

New York, New York 10017

(c).	Citizenship:

Newland Capital Management, LLC – Delaware limited liability company
Newland Master Fund, Ltd. – Cayman Islands exempted company
Newland Offshore Fund, Ltd. – Cayman Islands exempted company
Ken Brodkowitz – United States citizen

Michael Vermut – United States citizen

(d).	Title of class of securities:

Common Stock, par value $0.033 per share

(e).	CUSIP No:

150838100

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Newland Capital Management, LLC: 1,361,696 Newland Master Fund, Ltd.: 1,361,696 Newland Offshore Fund, Ltd.: 1,161,527 Ken Brodkowitz: 1,361,696 Michael Vermut: 1,361,696

(b)	Percent of class:

Newland Capital Management, LLC: 6.2% Newland Master Fund, Ltd.: 6.2% Newland Offshore Fund, Ltd.: 5.3% Ken Brodkowitz: 6.2% Michael Vermut: 6.2%

(c)	Number of shares as to which Newland Capital Management, LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,361,696	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,361,696	.
Number of shares as to which Newland Master Fund, Ltd. has:
(i)	Sole power to vote or to direct the vote	0	,
(ii)	Shared power to vote or to direct the vote	1,361,696	,
(iii)	Sole power to dispose or to direct the disposition of	0	,
(iv)	Shared power to dispose or to direct the disposition of	1,361,696	.

Number of shares as to which Newland Offshore Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,161,527	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,161,527	.

Number of shares as to which Ken Brodkowitz has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,361,696	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,361,696	.
Number of shares as to which Michael Vermut has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,361,696	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,361,696	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2010
Date

NEWLAND CAPITAL MANAGEMENT, LLC*

By: /s/ Ken Brodkowitz
Name: Ken Brodkowitz
Title: Managing Member

NEWLAND MASTER FUND, LTD.*

By: /s/ Ken Brodkowitz
Name: Ken Brodkowitz
Title: Director

NEWLAND OFFSHORE FUND, LTD.*

By: /s/ Ken Brodkowitz
Name: Ken Brodkowitz
Title: Director

KEN BRODKOWITZ*
/s/ Ken Brodkowitz

MICHAEL VERMUT*
/s/ Michael Vermut

*The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the Reporting Persons’ pecuniary interest therein.

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G/A dated January 15, 2010 relating to the Common Stock, par value $0.033 per share, of CELADON GROUP, INC. shall be filed on behalf of the undersigned.

NEWLAND CAPITAL MANAGEMENT, LLC

By: /s/ Ken Brodkowitz
Name: Ken Brodkowitz
Title: Managing Member

NEWLAND MASTER FUND, LTD.

By: /s/ Ken Brodkowitz
Name: Ken Brodkowitz
Title: Director

NEWLAND OFFSHORE FUND, LTD.

By: /s/ Ken Brodkowitz
Name: Ken Brodkowitz
Title: Director

KEN BRODKOWITZ
/s/ Ken Brodkowitz

MICHAEL VERMUT
/s/ Michael Vermut

SK 25958 0003 1063728